Via Federal Express and EDGAR

October 20, 2006

Mail Stop 6010

Mark P. Shuman
Branch Chief-Legal
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                  Re:      Park City Group, Inc.
                           Registration Statement on Form SB-2, Amendment No 1. SEC File Number 333-136254

Dear Mr. Shuman:

         We have filed Amendment No.1 to the above-referenced Registration Statement with the Commission today via EDGAR. Enclosed herewith are two copies of Amendment No. 1 for your convenience. To facilitate your review of this amendment, we will respond to each of the comments contained in your letter dated September 1, 2006. We enclose a copy of that letter.
Each comment number below corresponds to the number paragraphs in your comment letter.

                                    Form SB-2

General

COMMENT 1.

"Please update your financial statements and relate disclosure pursuant to Item 310(g) of Regulation S-B."

RESPONSE

         The financial statements and related disclosure included in the Form SB-2 have been updated.

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 2
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COMMENT 2.

"We note your definitive information statement filed July 18, 2006, states that a 1:50 reverse split of your issued and outstanding stock will take effect 20 days from the date that notice was furnished to your stockholders. Assuming that you will implement the reverse split before the desired effective date of this registration statement, please revise your disclosure throughout the filing so that all share presentations and computations using the number of shares outstanding are provided retroactively in accordance with the post-split capital structure. Restate your financial statements to reflect the effect of the stock split pursuant to SAB Topic 4:C."

RESPONSE

         The 1-for-50 reverse stock split was effective August 11, 2006. The Form SB-2, including the related financial statements included in the Form SB-2, have been revised throughout to give effect to the reverse split.

COMMENT 3.

"We note your statement on page 14 that your disclosure includes forward-looking statements made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You include similar references in your periodic reports (e.g., page 3 of your form 10-KSB/A for the year ended June 30, 2005 and page 10 of the Form 10-QSB for the quarter ended March 31, 2006) and in your current reports (e.g., Form 8-K dated July 10, 2006). Please note that the safe harbors for forward-looking statements provided by Sections 27A of the Securities Act and 21E of the Securities Exchange Act as not available to penny stock issuers. In this respect, we note your disclosure on page 10 that your stock is currently subject to the penny stock rules. Please revise to remove any reference to the safe harbors for forward-looking statements from the registration statement and confirm that you will refrain from making similar assertions in all periodic and current reports, including press releases, so long as your stock remains subject to the penny stock rules."

RESPONSE

         The Form SB-2 has been revised to eliminate any reference to the Forward Looking Statements. Park City Group, Inc. confirms that it will refrain from making references to forward looking statements in its periodic and current reports, including press releases so long as its stock remains subject to the penny stock rules.

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 3
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Selling security Holders, page 36

COMMENT 4.

"Please expand the filing to describe the material transactions and relationships between Park City Group and the selling stockholders during the past three years. See Item 507 of Regulation S-B. The transactions whereby the shares and/or warrants relating to shares to be sold were issued should be described in materially complete terms. It should be clear from your disclosure how each selling stockholder received the shares and/or shares it may receive upon exercise of warrants being offered for their account. All material transactions between Park City Group and Riverview Financial Corporation should also be disclosed here or you should cross-reference to the section of the prospectus that provides this information."

RESPONSE

         Additional disclosure has been added in Footnotes to the Selling Stockholders table.

COMMENT 5.

"Please revise your selling stockholder table to include the information required by Item 507 of Regulation S-B. Revise to state the amount of securities owned by each selling stockholder prior to the offering, the amount to be offered for their account, and the amount to be owned upon completion of the offering. Please indicate through footnote disclosure or in a similar manner the number of shares issuable to each selling stockholder upon exercise of outstanding warrants and other convertible or exercisable securities and the exercise price of the warrants held. Present the post-offering amounts using an assumption that all shares being offered in the registration statement will be sold. Despite your statement to this effect to the bottom of page 36, it appears your table currently assumes that no shares will be sold in this offering."

RESPONSE

         The selling stockholder table on the Form SB-2 has been revised to provide the information required by Item 507 of Regulation S-B. Footnotes have been added, where appropriate to indicate the number of shares issuable upon the exercise of warrants and the exercise price of the warrants held.

COMMENT 6.

"Please revise to disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all of the selling stockholders who are legal entities. See Interpretation I.60

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 4
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of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual."

RESPONSE

         The footnotes to the selling stockholders table have been revised to indicate the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all of the selling stockholders who are legal entities.

COMMENT 7.

"In addition, please tell us whether any of the selling stockholders that are legal entities are broker-dealers or affiliates of broker-dealers. With the exception of the placement agent, it appears that all selling stockholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, if any selling stockholders are registered broker-dealers other than the placement agent, they should be named as underwriters. With respect to any affiliates of registered broker-dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities."

RESPONSE

         The footnotes to the table indicate affiliations with broker-dealers.


Part II

Recent Sales of Unregistered Securities, page II-1

COMMENT 8.

"Revise to provide the disclosure required by Item 701(b) of Regulation S-B, that is identify the person or class of persons to whom you sold securities in an unregistered offering. In this regard, identify the various consultants and legal advisors to whom you issued shares for services rendered. Identify the specific type(s) of consulting services provided by each consultant. You should also identify the holders of the various notes and specify the notes which were surrendered by your creditors as payment on or for the extension of such notes."

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 5
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RESPONSE

         Item 26 of Part II has been revised to provide additional disclosure.

COMMENT 9.

"We note your statement hat `All of the above offerings and sales were deemed to be exempt under Rule 506 of Regulation D and/or Section 4(s) [sic] of the Securities Act of 1933, as amended.' Please express this as a belief of the company, or simply indicate that you issued the securities in unregistered transactions in reliance upon the cited exemptions. Also, revise to disclose the specific exemption from registration relied upon for each issuance and the facts relied upon to make the exemption available. See Item 701(e) of Regulation S-B."

RESPONSE

         Item 26 of Part II has been revised to provide additional disclosure.

Exhibits, page II-6

COMMENT 10.

"We note exhibits 10.1 and 10.4 are filed as `form of.' Please ensure that your next amendment attaches as exhibits the final versions of all instruments that define the rights of holders of the equity securities that you are registering. See Item 601(b)(4)(i) of Regulation S-B. If the agreements entered into by the selling stockholders named in the prospectus are substantially identical in all material respects except as to the parties thereto, the dates of execution or other details, you need file a copy of only one of each agreement, with a schedule identifying the date of investment, the name of each investor, the amount of shares/warrants issued to each investor and any other material details in which the agreements with each investor differ from the document that is filed."

RESPONSE

         Changes have been to the Exhibit Index.

COMMENT 11.

"It is not clear that all agreements relating to the issuance of shares to the selling stockholders are included as exhibits to this registration statement. For example, does not appear that all the agreements memorializing the transactions through which Riverview Financial Corporation received the shares being offered for its account are included as exhibits to this registration statement. Please revise or advise."

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 6
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RESPONSE

         The Company believes all appropriate documents have been filed.

Undertakings, page II-7

COMMENT 12.

"It is unclear why you include the undertakings from Item 512(a)(4) given that the offering being made in this registration statement is a secondary offering, not a primary offering. Please advise."

RESPONSE

         The Form SB-2 has been revised to remove undertaking Item 512(a)(4).

COMMENT 13.

"Rule 415 and the associated undertaking of Item 512(g) of Regulation S-B were recently amended. Revise to include all undertakings required by Item 512(g) of Regulation S-B, as currently in effect."

RESPONSE

         Item 28 of part II of the Form SB-2 has been revised.

Signatures, page II-9

COMMENT 14.

"Revise the signature page to specify the persons signing the registration statement in the capacities of principal executive, Principal financing and controller/principal accounting officers. We note that only Mr. Fields and two directors signed the filing and the Mr. Fields is only identified in the capacity of principal executive officer."

RESPONSE

         The signature page to the amendment Form SB-2 has been revised as requested.

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 7
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               Form 10-KSB/A for the fiscal year ended June 30, 2005


Item 8A. Controls and Procedures, page 17

COMMENT 15.

"Your disclosure states that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "were effective such that the material information required to be included in [y]our Securities and Exchange Commission ("SEC") reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to Park City Group, Inc. including [y]our consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared." However, Rule 13a-15(e) requires that you disclose the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. In this regard, revise to state, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including to ensure that information required to be disclosed is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended September 30, and December 31, 2005 and March 31,
2006."

RESPONSE

         The Company has filed an amended June 30, 2005 Form 10-KSB along with amended Forms 10-QSB for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 reflecting appropriate changes to Controls and Procedures disclosure.

COMMENT 16.

"You state that you have found `significant internal control deficiencies' in your accounting for property, plant and equipment. Revise to provide a materially complete description of these significant internal control deficiencies and to state if any of these deficiencies rise to the level of a material weakness. Tell us the nature of the deficiencies, when they were first discovered and who discovered them. Have these significant deficiencies resulted in any material restatement of previously announced financial results? If so, please quantify these amounts. Further, tell us what consideration, if any, your CEO and CFO gave to these significant deficiencies in reaching their conclusion

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 8
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that your disclosure controls and procedures were effective as of the end of the period. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended September 30 and December 31, 2005 and March 31, 2006."

RESPONSE

         The Company has filed an amended June 30, 2005 Form 10-KSB along with amended Forms 10-QSB for the quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 reflecting appropriate changes to Controls and Procedures disclosure.


COMMENT 17.

"Please revise to provide the disclosure required by Item 308(c) of Regulation S-B. In this regard, revise to state, if true, that there were no changes to your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. If you made such changes in internal controls over financial reporting to address the significant deficiencies you reference or otherwise, provide a materially complete description of the changes."

RESPONSE

         The Company has filed an amended June 30, 2005
Form 10-KSB.

               Form 10-QSB for the quarter ended September 30, 2005

Item 3 - Controls and procedures, page 10

COMMENT 18.

         "Your disclosure references maintaining disclosure controls and procedures as defined in Rules 13a-14(c) and 15d-14(c). Please revise to reference to the correct rules for the definition of disclosure controls and procedures. See Exchange Act Rules 13a-15(e) and 15d-15(e)."

RESPONSE

         Item 3 of Form 10-QSB for the quarters ended September 30, 2005, December 31, 2005, and March 31, 2006 have been revised to read as follows:

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 9
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         Item 3. Controls and Procedures

         Evaluation of Disclosure Controls and Procedures

               The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the specified time periods. As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of these disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15(e) of the Exchange Act. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective.

         Changes in Internal Control over Financial Reporting

            The Company's chief executive officer and chief financial officer have determined that there have been no changes in the Company's internal control over financial reporting during the period covered by this report identified in connection with the evaluation described in the above paragraph that have materially affected, or are reasonably likely to materially affect, Company's internal control over financial reporting.

COMMENT 19.

"You state that the CEO and CFO `concluded that as of the Evaluation Date, Park City Group's disclosure controls and procedures were adequate and effective to ensure that material information relating to Park City Group and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which this quarterly report was being prepared.' Please note that this disclosure does not conform to the requirements of the applicable disclosure guideline. As noted in our previous comment, you must disclose the conclusions of your CEO and CFO regarding the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15(e) as of the end of each fiscal quarter. Revise to state these officers' conclusions that your disclosure controls and procedures were effective, or were not effective, to ensure that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, including to ensure that information required to be

Mark P. Shuman
Branch Chief-Legal
October 20, 2006
Page 10
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disclosed is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended December 31, 2005 and March 31, 2006."

RESPONSE

         See response to Comment 18.

COMMENT 20.

         "We note your disclosure that you had no significant changes in your internal controls over financial reporting or in other factors that could significantly affect these internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses. However, Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Revise to state whether there were changes to your internal controls over financial reporting that occurred during your last fiscal quarter covered by this report that materially affected, or were reasonably likely to materially affect, your internal controls over financial reporting. This comment also applies to your Item 3 disclosure in the Forms 10-QSB for the quarters ended December 31, 2005 and March 31, 2006."

RESPONSE

         See response to Comment 18.

Conclusion

         We believe we have fully responded to each of the comments contained in your letter dated September 1, 2006. If you have any questions, please contact me. We would like to have this declared effective as soon as possible. If you have no further questions, we will forward you a Request for Acceleration.

                                                Sincerely,

                                                COHNE, RAPPAPORT & SEGAL

                                                /s/ A. O. Headman, Jr.